SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	3,230,655*
	8	Shared Voting Power	0(1)
	9	Sole Dispositive Power	3,230,655*
	10	Shared Dispositive Power	0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		3,230,655(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☒
13	Percent of Class Represented by Amount in Row (11)		6.8%(1)
14	Type of Reporting Person		IN

* Number of shares reflects 6.8% of 47,460,032, which is the number of the outstanding shares of Common Stock as of March 30, 2015.

(1) By virtue of two Voting Agreements, Mr. Firer may be deemed to have formed a “group” with Kenges Rakishev, Novatus Holding PTE. Ltd., Beno Distribution, Ltd., Cayman Invest S.A., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock owned by each member of the group, which equals 25,081,961 in the aggregate, or 53.47%, of the outstanding shares of the Company’s Common Stock

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed by Oleg Firer (the “Reporting Person”) with the Securities and Exchange Commission on September 18, 2014 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

This Amendment No. 1 is being filed by the Reporting Person to report that Mr. Firer has formed a group following his entry into two separate Voting Agreements, whereby Mr. Firer, together with certain stockholders of the Company holding in the aggregate 53.47% of the issued and outstanding shares of Common Stock as of April 30, 2015, agreed to vote to in favor of certain transactions described in Item 6 hereof. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of Issuer

Items 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety by the following:

(a) – (b) As of the date hereof, Mr. Firer is the beneficial owner of 3,230,655 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock (based on 47,460,032 shares outstanding as of March 30, 2015) and has sole voting power and sole dispositive power with respect to such shares. As of April 30, 2015, Mr. Firer may be deemed to have formed a “group” as defined by Section 13(d) of the Securities and Exchange Act of 1934 upon entering into two separate Voting Agreements as described in Item 6, and as such may be deemed to be a beneficial owner of 25,081,961 shares of Common Stock of the Company or 53.47% of the total outstanding Common Stock. The group is composed of Mr. Firer, Mayor Trans Ltd., Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Beno Distribution, Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy. By virtue of the Voting Agreements, Mr. Firer may be deemed to have shared voting power to vote or to direct the vote of 25,081,961 shares of Common Stock or 53.47% of the total outstanding Common Stock. Other than as set forth in the Voting Agreement (as described in Item 6), the Reporting Person disclaims beneficial ownership of the shares owned by or issuable to the group or any member of the group, and the disclosure of the shares herein shall not be deemed an admission of beneficial ownership of any of the shares held by the group or any other individual member for purposes of Section 13, Section 16, or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by the addition of the following:

Mr. Firer is a party to two Voting Agreements, each dated April 30, 2015 and each by and among Mr. Firer, Mayor Trans Ltd., Kenges Rakishev, Novatus Holding PTE. Ltd., Beno Distribution, Ltd., Cayman Invest S.A., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy, all of whom are shareholders of Common Stock of the Company.

Securities Purchase Agreement

On April 30, 2015, the Company entered into a Securities Purchase Agreement with certain qualified institutional investors and certain institutional accredited investors (the “Preferred Investors”), pursuant to which it issued to the Preferred Investors 5,500 shares of Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), for $1,000 per share, for an aggregate consideration of $5,500,000 (the “Transaction”).

Contemporaneously with the Securities Purchase Agreement, the Company also entered into a Voting Agreement, whereby Mr. Firer and the other members of the group agreed to vote to in favor of the Transaction, including the issuance by the Company, for purposes of the NASDAQ Listing Rules 5635(a) and (d) of Common Stock issued and issuable pursuant to the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”) upon conversion, amortization, payment of dividends, as part of the make-whole amount or otherwise of, or with respect to, the Preferred Stock, in each case without giving effect to an “Exchange Cap” limiting the Company from issuing shares of Common Stock more than 19.999% of the amount of Common Stock of the Company issued and outstanding, and against any action or agreement that would result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement. Under the Voting Agreement related to the Securities Purchase Agreement, the members of the group agreed to be precluded from selling or otherwise transferring the Company securities owned by the members of the group until such vote is obtained.

Note Purchase Agreement

On April 30, 2015, the Company entered into the Note Purchase Agreement with certain qualified institutional investors and certain institutional accredited investors (collectively, the “Note Investors”), pursuant to which it issued (i) senior convertible notes of the Company in the aggregate principal amount of $5,000,000 (the “Initial Notes”), pursuant to which shares of Common Stock are issuable upon conversion, amortization, payment of interest, and as part of the make-whole amount, or otherwise and (ii) warrants (the “Warrants”) exercisable to purchase such number of shares of Common Stock that equal 88% of the shares of Common Stock underlying the Initial Notes (collectively, the “Debt Transaction”). The Note Investors each have the right, in their sole discretion, to elect to purchase additional senior convertible notes of the Company for up to $10,000,000 along with related Warrants. Such additional senior convertible notes of the Company will have terms substantively similar to the Initial Notes and Warrants issued on April 30, 2015, except that the conversion price and exercise price and the term of such securities will be fixed at the time of such additional closing date. The Initial Notes and such additional senior convertible notes of the Company in the combined aggregate principal amount of up to $15,000,000 are referred to as the “Notes.”

Contemporaneously with the Note Purchase Agreement, the Company also entered into a Voting Agreement whereby Mr. Firer and the other members of the group agreed to vote to in favor of the Debt Transaction, including the issuance by the Company for purposes of the NASDAQ Listing Rule 5635(d) of Common Stock issued and issuable (x) pursuant to the terms of the Notes upon conversion, amortization, payment of interest, and as part of the make-whole amount, or otherwise of, or with respect to, the Notes and (y) upon exercise of the accompanying Warrants, in each case, without giving effect to the Exchange Cap, and against any action or agreement that would result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the Company under the Note Purchase Agreement. Under the Voting Agreement related to the Note Purchase Agreement, the members of the group are precluded from selling or otherwise transferring the Company securities owned by the members of the group until such vote is obtained.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety by the following:

Exhibit 99.1	Voting Agreement, dated April 30, 2015, by and among Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy.

Exhibit 99.2	Voting Agreement, dated April 30, 2015, by and among Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 11, 2015	/s/ Oleg Firer
Oleg Firer

EXHIBIT INDEX

Exhibit 99.1	Voting Agreement, dated April 30, 2015, by and among Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy.

Exhibit 99.2	Voting Agreement, dated April 30, 2015, by and among Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy